UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 02, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 02 July 2025 entitled ‘Vodafone announces increase of cash tender offers’.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF UK MAR

2 July 2025

VODAFONE GROUP PUBLIC LIMITED COMPANY ANNOUNCES INCREASE OF THE MAXIMUM TENDER AMOUNT OF ITS CASH TENDER OFFERS FOR CERTAIN U.S. DOLLAR AND STERLING DENOMINATED NOTES DUE 2043 TO 2059 TO €2,500,000,000 (EQUIVALENT)

(Newbury, Berkshire - England) - July 2, 2025 - Vodafone Group Plc ("Vodafone" or the "Company") announces the increase of the maximum tender amount of its offers to purchase for cash in concurrent, but separate, offers for the outstanding series of notes listed in the table below (the "Notes") previously announced on June 30, 2025 from an aggregate purchase price (excluding Accrued Interest, as defined in the offer to purchase dated June 30, 2025 (the "Offer to Purchase")) of up to €2,000,000,000 equivalent to an aggregate purchase price (excluding Accrued Interest) of up to €2,500,000,000 equivalent (as amended, the "Maximum Tender Amount").(1)

Title of Security	Principal Amount Outstanding	CUSIP/ISIN /Common Code	Acceptance PriorityLevel	Sub-Cap(2)	Early Tender Premium(3)	Reference Security	Bloomberg Reference Page/Screen	Fixed Spread(basis points)
USD 4.25% Notes due September 17, 2050 (the "2050 Notes")	$1,500,000,000	92857WBU3 / US92857WBU36 / N/A	1	$750,000,000	$50	UST 4.625% due February 15, 2055	FIT1	100
USD 5.125% Notes due June 19, 2059 (the "2059 Notes")	$500,000,000	92857WBT6 / US92857WBT62 / N/A	2	N/A	$50	UST 4.625% due February 15, 2055	FIT1	105
GBP 3.00% Notes due August 12, 2056 (the "2056 Notes")	£1,000,000,000	N/A / XS1472483772 / 147248377	3	N/A	£50	UK Gilt 4.25% due December 7, 2055	FIT GLT10-50	80
USD 4.875% Notes due June 19, 2049 (the "USD 2049 Notes")	$1,750,000,000	92857WBS8 / US92857WBS89 / N/A	4	N/A	$50	UST 4.625% due February 15, 2055	FIT1	100
GBP 3.375% notes due August 2049 (the "GBP 2049 Notes")	£800,000,000	N/A / XS1468494239 / 146849423	5	N/A	£50	UK Gilt 1.75% due January 22, 2049	FIT GLT10-50	80
USD 5.25% Notes due May 30, 2048 (the "2048 Notes")	$1,443,947,000	92857WBM1 / US92857WBM10 / N/A	6	N/A	$50	UST 5.00% due May 15, 2045	FIT1	95
USD 4.375% Notes due February 19, 2043 (the "2043 Notes")	$751,064,000	92857WBD1 / US92857WBD11 / N/A	7	N/A	$50	UST 5.00% due May 15, 2045	FIT1	70

Notes:
(1)      To determine whether the Maximum Tender Amount has been reached, where required, we will convert the applicable aggregate purchase price payable (excluding Accrued Interest) with respect to the Notes validly tendered into Euro using the applicable exchange rate described under "The Terms of the Offers-Maximum Tender Amount; Acceptance Priority Levels and Proration." The Maximum Tender Amount may be further increased or decreased at the Company's sole and absolute discretion.

(2)      The 2050 Sub-Cap, as set out in Table I above, represents the maximum aggregate principal amount of 2050 Notes that shall be purchased by the Company, subject to the applicable Maximum Tender Amount. The Maximum Tender Amount and 2050 Sub-Cap may be increased or decreased.

(3)      Per $1,000 or £1,000, as applicable, principal amount of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline and accepted for purchase. For the avoidance of doubt, the Early Tender Premium is already included within the Total Consideration (which, in the case of all Notes, will be calculated using the Fixed Spread over the relevant Reference Yield (with such sum being annualized in the case of the Sterling Notes for the purposes of such calculation) as described herein), and is not in addition to the Total Consideration.

The Notes denominated in U.S. Dollars are referred to herein as "Dollar Notes," and the Notes denominated in Sterling are referred to herein as "Sterling Notes." Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

Holders are advised to read carefully the Offer to Purchase for full details of, and information on the procedures for participating in, the Offers. All documentation relating to the Offers, including the Offer to Purchase, together with any updates, are available at the following website: https://deals.is.kroll.com/vodafone.

On June 30, 2025, the Company successfully priced the offering of £500,000,000 Notes due 2050 (the "New Sterling Notes"). Concurrently, Vodafone International Financing DAC, an indirect wholly owned subsidiary of the Company, successfully priced the offering of €800,000,000 Notes due 2029, €600,000,000 Notes due 2033 and €500,000,000 Notes due 2038 to be wholly and unconditionally and irrevocably guaranteed by the Company (the "New Euro Notes" and, together with the New Sterling Notes, the "New Notes"). The proceeds from the issuance of the New Notes, together with existing cash balances, are expected to fund the Offers.

The Offers for the Notes will expire at 5:00 p.m., New York City time, on July 29, 2025, or any other date and time to which the Company extend the Offers (such date and time, as it may be extended, the "Expiration Date"), unless earlier terminated. Holders of Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Deadline, which is 5:00 p.m., New York City time, on July 14, 2025, and accepted for purchase will receive the applicable Total Consideration, which already includes the applicable Early Tender Premium set forth in Table I above. Holders of Notes tendered following the Early Tender Deadline, but at or prior to the Expiration Date and accepted for purchase will receive the applicable Tender Offer Consideration, payable on the Final Settlement Date. The applicable "Tender Offer Consideration" will equal the applicable Total Consideration minus the applicable Early Tender Premium. For the avoidance of doubt, Holders may withdraw validly tendered Notes at or before the Early Tender Deadline but not thereafter, unless required by applicable law.

Except as described above in respect of the Maximum Tender Amount, the terms of the Offers remain unchanged, including the Total Consideration, the Early Tender Premium and the Tender Offer Consideration, each as defined in the Offer to Purchase. Holders who have previously validly tendered (and not withdrawn) their Notes will not need to re-tender their Notes to be eligible to receive the Total Consideration.

The Company has retained Merrill Lynch International, and Deutsche Bank AG, London Branch and Deutsche Bank Securities Inc. (collectively, "Deutsche Bank Securities"), as Dealer Managers and Kroll Issuer Services Limited as Tender and Information Agent (the "Tender and Information Agent") for the purposes of the Offers.

Questions regarding procedures for tendering Notes may be directed to the Tender and Information Agent at +44 20 7704 0880 or by email to vodafone@is.kroll.com, Attention: Owen Morris. Questions regarding the Offers may be directed to Merrill Lynch International at +44 207 996 5420 (in London), +1 (888) 292-0070 (U.S. toll free) or +1 (980) 387-3907 (U.S.) or by email to DG.LM-EMEA@bofa.com and to Deutsche Bank Securities at +1 (866) 627-0391 (U.S. toll free), +1 (212) 250-2955 (U.S.) or + 44 20 7545 8011 (in London).

This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for, or otherwise invest in, New Notes in the United States.

The New Notes are not being, and will not be, offered or sold in the United States. Nothing in this announcement constitutes an offer to sell or the solicitation of an offer to buy the New Notes in the United States or any other jurisdiction. Securities may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the United States Securities Act of 1933, as amended (the "Securities Act"). The New Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act).

This announcement is being made by Vodafone Group Plc and contains information that qualified or may have qualified as inside information for the purposes of (a) Article 7(1) of the Market Abuse Regulation (EU) 596/2014 ("MAR") as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA") ("UK MAR"), encompassing information relating to the Offers described above. For the purposes of UK MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of domestic law in the United Kingdom by virtue of the EUWA, this announcement is made by Maaike de Bie, Group General Counsel and Company Secretary of Vodafone.

Offer and Distribution Restrictions

Italy

None of the Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. Each Offer is being carried out in the Republic of Italy ("Italy") as an exempt offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender Notes for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offers is not being made by and such documents and/or materials have not been approved by an "authorised person" for the purposes of section 21 of the Financial Services and Markets Act 2000 ("FSMA 2000"). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"); (3) those persons who are existing members or creditors of the Company or other persons falling within Article 43(2) of the Financial Promotion Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Financial Promotion Order (all such persons together referred to as "relevant persons"). This announcement, the Offer to Purchase and any other documents or materials relating to the Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France

The Offers are not being made, directly or indirectly, and none of this announcement, the Offer to Purchase or any other document or material relating to the Offers has been or shall be distributed, to the public in the Republic of France other than to qualified investors as defined in Article 2(e) of the Regulation (EU) 2017/1129 (the "Prospectus Regulation"). None of this announcement, the Offer to Purchase or any other document or materials relating to the Offers have been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither this announcement, the Offer to Purchase nor any other brochure, documents or materials relating to the Offers has been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority ("Autorité des services et marchés financiers"/"Autoriteit voor Financiële Diensten en Markten"). In Belgium, the Offers do not constitute a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids ("loi relative aux offres publiques d'acquisition"/"wet op de openbare overnamebiedingen"), as amended or replaced from time to time. Accordingly, the Offers may not be, and are not being advertised, and this announcement, the Offer to Purchase, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, have not and will not be distributed or made available, directly or indirectly, to any person located and/or resident within Belgium, other than to "qualified investors" ("investisseurs qualifiés"/"qekwalificeerde belegge"), within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement, the Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers' affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager's affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Each tendering Holder participating in the Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the section titled "Description of the Offers-Procedures for Tendering Notes-Other Matters" in the Offer to Purchase. Any tender of Notes for purchase pursuant to the Offers from a Holder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Managers and the Tender and Information Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offers, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company's intent, beliefs or current expectations about the future and can be recognised by the use of words such as "expects," "will," "anticipate," or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realised, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

ENDS

About Vodafone Group

Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries, partner with mobile networks in 47 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 83 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 02, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary